UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Report of Relevant Information regarding resolutions adopted by the Extraordinary Meeting of Shareholders held on December 17, 2014

Item 1

RELEVANT INFORMATION

Bogotá, December 18, 2014. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that:

1.	The Extraordinary Meeting of Shareholders, held on December 17, 2014, adopted the following resolutions:

(i)
To authorize the acquisition of up to 21,302,359 common shares of Corporación Financiera Colombiana S.A. through a purchase agreement to be subscribed with Banco de Occidente S.A., subsidiary of Grupo Aval, at a purchase price of Ps $38,459 (Approx. 15.72 US dollars) per common share. This price corresponds to the weighted average trading price of such common shares at the Colombian Stock Exchange during the week immediately prior to this Shareholders’ Meeting.

(ii)
To authorize the Legal Representative of the Company to undertake all required and necessary actions and to obtain any applicable authorizations to acquire from Banco de Occidente S.A. up to 21,302,359 common shares of Corporación Financiera Colombiana S.A. at a price of Ps $38,459 (Approx. 15.94 US dollars) per common share, and for the accomplishment of any other required action.

2.
Pursuant to the authorization granted by the Extraordinary Meeting of Shareholders, on the same date, the Company acquired from its subsidiary Banco de Occidente, 20,008,260 common shares of Corporación Financiera Colombiana S.A. for a total price of Ps. $769.5 billion (Approx. US $318.9 million), equivalent to Ps. $38,459 (Approx. US $15.94) per common share.

Taking into consideration that Grupo Aval and Banco de Occidente correspond to the same beneficial owner, this operation was effected over-the-counter (outside of the transactional system of the Colombian Stock Exchange) pursuant to Articles 6.15.1.1.2 and 6.15.1.1.3 of Decree 2555 of 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel